

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Via E-mail
Theodore M. Wright
Chief Executive Officer and President
Conn's, Inc.
4055 Technology Forest Blvd., Suite 210
The Woodlands, TX 77381

> **Re:** **Conn's Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2012**
> **Filed April 12, 2012**
> **File No. 1-34956**

Dear Mr. Wright:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please correct the commission file number on the cover page. Our records show that your commission file number is 1-34956.

Item 8. Financial Statements and Supplementary Data, page 61

Notes to Consolidated Financial Statements, page 69

1. Summary of Significant Accounting Policies, page 69

Restructured Customer Accounts Receivable, page 71

2. We note that you define TDR accounts that originated in the current fiscal year as accounts that have been re-aged in excess of three months or refinanced and accounts originating in

prior fiscal years when the cumulative re-aging exceeds three months and the accounts were re-aged in the current fiscal year. Please tell us how this policy complies with the guidance in ASC 310-40. In doing so, please describe in detail, by class of customer accounts receivable, the nature and terms of the modifications to accounts re-aged and refinanced. Please also tell us how you determine whether or not you granted a concession to the creditors. In that regard, please discuss how you assess whether a re-aging or restructuring is insignificant.

3. Please tell us your consideration of disclosing the information about troubled debt restructurings of customer accounts receivable required by ASC 510-10-50-33 and 34.

Customer Accounts Receivable, page 71

Interest Income on Customer Accounts Receivable, page 72

4. We note that interest income is accrued until the contract or account is paid off or charged-off, and that accounts that are delinquent more than 209 days as of the end of a month are charged off. Please tell us your consideration of disclosing the recorded investment in customer accounts receivables past due 90 days or more and still accruing interest. Please refer to ASC 310-10-50-7.

Allowance for Doubtful Accounts, page 72

5. We note that you focus your collection efforts on preventing accounts from becoming 60 days past due or greater which is a leading indicator of potential charge-offs. We also note that the change in your re-age policy had the impact of increasing delinquencies and accelerating charge-offs and that the change in your charge-off policy accelerated charge-offs. In addition, we note that the allowance for uncollectible accounts as a percentage of total managed receivables increased from 6.5% in fiscal 2010 to 7.5% in fiscal 2011. Please tell us:
    - why you changed your re-aging and charge-off policies and the business, industry, geographic, economic or political factors that led to the change;
    - whether there were any changes in your methodology for determining the allowance for doubtful accounts during fiscal 2011 and how your methodology for determining the allowance for doubtful accounts was applied throughout the year;
    - why the allowance as percentage of accounts receivable increased;
    - the economic events that caused you to change the rate at which you provide for uncollectible receivables and whether such change could have or should have been made sooner;
    - the speed to which management assesses current economic and portfolio performance trends and adjusts the provision rate to more accurately represent management's estimate of expected economic and portfolio trends. Note that the

> reserve should reflect events or transactions about conditions that exist at the balance sheet date and that charge-offs are a lagging indicator of credit quality;
> - how quickly management assesses a deterioration or improvement in the aging of outstanding receivables in determining adjustments to the calculated reserve at period end based on the actual loss ratio; and
> - the factors you considered in developing loss measurements and how those factors affected the loss measurements.

Lastly, please provide a summary of your customer accounts receivable aging and reserve analysis as of January 31, 2011 similar to that provided in your letter dated April 9, 2009.

2, Revision of Financial Statements, page 75

6. Please tell us why the finance charges and other revenue, repair service agreement commissions, net and total revenues, as revised presented in the tables on pages 76 and 77 do not agree to the amounts of revenue reported in the consolidated statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief